Item 77E - DWS Global Income Builder Fund (a series of DWS Market Trust)
On December 7, 2010, DWS Global Income
Builder Fund (the "Fund") was named as a defendant in the First Amended Complaint and Objection to Claims filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy
Court for the District of Delaware in the lawsuit
Tribune Company, et al., Debtors, Official
Committee of Unsecured Creditors v. JPMorgan
Chase Bank, N.A. et al. (the "Lawsuit").  The
Lawsuit arises out of a leveraged buyout transaction
("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO ("LBO Debt") and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to avoid the obligations on the LBO Debt and to recover payments of principal and interest made by the Tribune Company on the LBO Debt. All proceedings on the Lawsuit were stayed pending a decision by the Bankruptcy Court on which of two proposed plans of reorganization would be confirmed. One of the plans proposed to settle the litigation, while the other plan proposed to proceed with the litigation. The Bankruptcy Court has confirmed the plan of reorganization that provides for settlement of the litigation (the "Plan of Reorganization"). The Plan of Reorganization became effective as of December 31, 2012 and provides that all claims against the Fund are resolved and released.



 For internal use only
 For internal use only

 For internal use only